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[Graphic Appears Here]                 Lincoln Variable Insurance Products Trust
                                                       1300 South Clinton Street
                                                       Fort Wayne, Indiana 46802
                                                        United States of America
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VIA E-MAIL AND EDGAR
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July 28, 2010

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

RE:LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP SSGA CONSERVATIVE INDEX
   ALLOCATION FUND, LVIP SSGA MODERATE INDEX ALLOCATION FUND, LVIP SSGA MODERATELY AGGRESSIVE INDEX ALLOCATION FUND, LVIP SSGA CONSERVATIVE STRUCTURED ALLOCATION FUND, LVIP SSGA MODERATE STRUCTURED ALLOCATION FUND, LVIP SSGA MODERATELY AGGRESSIVE STRUCTURED ALLOCATION FUND, AND LVIP SSGA GLOBAL TACTICAL ALLOCATION FUND (FORMERLY, LVIP WILSHIRE AGGRESSIVE PROFILE
   FUND) (collectively, the "Funds")
   File Nos.: 811-08090 and 033-70742
   Post-Effective Amendment No. 89
   Date Filed: May 28, 2010

Dear Ms. Sazzman:

Following are my responses to your comments on the above referenced filing:

COMMENT 1. PRINCIPAL INVESTMENT STRATEGIES In the second paragraph, add clarification that the investment strategies described are the primary investment strategies of the Funds.

      RESPONSE:  The requested clarification has been provided.

COMMENT 2. PRINCIPAL INVESTMENT STRATEGIES In the third paragraph, replace "asset class weightings" with "weightings among the investments described above".

      RESPONSE:  The requested revision has been made.

COMMENT 3. INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES Add a sentence at the end of the first paragraph as follows: "The investments described below are the principal investment strategies of the fund."

      RESPONSE:  The requested revision has been made.

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Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
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COMMENT 4.  Provide confirmation that derivatives, high yield bonds, emerging markets, and structured notes are not principal investment strategies of the Funds.

   RESPONSE: Unless otherwise disclosed in the prospectus, derivatives, high yield bonds, emerging markets, and structured notes are not principal investment strategies of the Funds.

COMMENT 5. Provide confirmation that the Funds do not have a sector focus or focus on any particular capitalization range.

   RESPONSE: The Funds do not have a sector focus or focus on any particular capitalization range.

Please call me at 603-226-5706 with any further questions or comments. As always, thank you for your assistance.

Best Regards,

/s/  Craig D. Moreshead
Craig D. Moreshead
Senior Counsel

cc:Colleen E. Tonn, Senior Counsel
   Robert A. Robertson, Esq.

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